

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 28 October 2005
Stock exchange announcement No. 35/2005

Vestas receives order for 36 units of the V80-2.0 MW wind turbine to Scotland

The Vestas Group has received an order for delivery of 36 units of the V80-2.0 MW turbine for the Braes of Doune wind farm project located in Stirlingshire, Scotland.

The 72 MW order has been placed by Greenock-based Airtricity Developments Ltd. The order comprises delivery, installation and commissioning of the turbines as well as a five-year service and maintenance contract.

Shipment of the turbines will begin in the spring of 2006, and completion of the wind power plant is expected by October 2006.

"We are extremely pleased that we have once again been chosen by Airtricity to supply wind turbines for their Scottish wind farms. Vestas is the only turbine supplier with production facilities in the UK, and Airtricity has consistently shown commitment to create and maintain jobs locally in Scotland during production, installation and also during the turbines' operational lifetime of 20 years", says Tom Pedersen, President of Vestas Northern Europe.

The Braes of Doune wind farm will produce clean, green energy for around 46,000 local homes and will be a major step towards reaching the Scottish Government's target of producing 18% of its electricity from renewable energy sources by 2010.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 28/2005 of 25 August 2005.

Any questions may be addressed to the President of Vestas Northern Europe, Tom Pedersen, or to Vice President of Communication & IR, Annette Munk Rasmussen, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO